                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                     ----------------------------------
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                                ------------

                  Under the Securities Exchange Act of 1934
                  -----------------------------------------
                            (Amendment No.    )*

                             MK Rail Corporation
                             -------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.01 Per Share
                   ---------------------------------------
                       (Title of Class of Securities)

                                00055305T-100
                                -------------
                               (CUSIP Number)

                             Mr. William Austin
                                212-409-6155
            Internationale Nederlanden (U.S.) Capital Corporation
                            135 East 57th Street
                          New York, New York 10022
                          ------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:
                            Walter W. Driver, Jr.
                               King & Spalding
                         191 Peachtree Street, N.E.
                           Atlanta, Georgia  30303

                             September 11, 1996
                             ------------------
                        (Date of Event Which Requires
                          Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /

Check the following box if a fee is being paid with the Statement. / X / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following pages)



                             Page 2 of 12 Pages

CUSIP NO. 00055305T-100

1.      NAME OF REPORTING PERSON
        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                Internationale Nederlanden (U.S.) Capital Corporation

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /   /
                                                            (b)  / X /

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           /  /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

 NUMBER OF              7.      SOLE VOTING POWER               318,148
   SHARES
BENEFICIALLY            8.      SHARED VOTING POWER               -0-
  OWNED BY
    EACH                9.      SOLE DISPOSITIVE POWER          318,148
 REPORTING
   PERSON
    WITH                10.     SHARED DISPOSITIVE POWER          -0-


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                318,148

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                          /  /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.81%




                             Page 3 of 12 Pages

14.     TYPE OF REPORTING PERSON*

                CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



                             Page 4 of 12 Pages

                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934


Item 1. Security and Issuer

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of MK Rail Corporation (the "Issuer"), a Delaware corporation, with its principal executive offices located at 1200 Reedsdale Street, Pittsburgh, Pennsylvania 15233.

Item 2. Identity and Background

        This statement is being filed by Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation ("Holder"). Holder is engaged principally in the financial services business. The principal place of business and principal office of Holder is located at 135 East 57th Street, New York, New York 10022.

        Holder is a wholly owned subsidiary of Internationale Nederlanden (U.S.) Capital Holdings Corporation ("U.S. Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022.

        U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands. INB is engaged principally in the financial services business. INB has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands.

        INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

        Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.



                             Page 5 of 12 Pages

        During the last five years, none of (i) Holder, (ii) U.S. Holdings,
(iii) INB, (iv) ING and, (v) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Funds in the amount of $8 million were originally provided by Holder as a participant in a syndicated bank financing, aggregating $213.3 million, of the Morrison Knudsen Corporation, a Delaware corporation ("MK"). A plan of reorganization (the "Plan"), filed under Chapter 11 of the United States Bankruptcy Code, for MK was confirmed on August 26, 1996. The Plan became effective on September 11, 1996. Immediately prior to the effectiveness of the Plan, MK, through a subsidiary, Morrison Knudsen Corporation, an Ohio corporation ("MKO"), owned 11,149,000 (63.48%) of the outstanding shares of Common Stock of the Issuer. Entities with claims against MK, including the Holder, will receive in the aggregate between 55.36% and 100% of the Issuer's Common Stock owned by MKO, such amount depending upon the number of shares that are purchased under a rights offering. Rights to purchase up to 44.64% of the Issuer's Common Stock owned by MKO are being granted under the Plan to the holders of MK common stock and entities having certain litigation claims against MK (the "Rights Offering"). The Rights Offering will terminate on September 27, 1996. Under the Plan Holder will receive certain other items of consideration plus, depending upon the number of shares purchased under the Rights Offering, between approximately 141,970 shares and approximately 256,448 shares of the Issuer's Common Stock in exchange for the release of MK from its debt obligation to Holder.

        During 1996, the Holder has purchased in the open market a net aggregate of 61,700 shares of Common Stock of the Issuer using funds for the purchase from the Holder's working capital.


Item 4. Purpose of Transaction.

        The subject shares of Common Stock directly or indirectly acquired have been acquired for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of
Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or it affiliates may, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.


                             Page 6 of 12 Pages

Item 5. Interest in Securities of the Issuer.

        (a) As of the date on which this statement is executed, Holder beneficially owns 318,148 shares of Common Stock of the Issuer, constituting 1.81% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 17,562,793 shares of Common Stock of the Issuer issued and outstanding as of July 31, 1996. Except as described herein, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and (v) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

        (b) Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the subject Common Stock.

        (c) During the 60 days preceding the date of this statement Holder effected one transaction in Issuer's Common Stock in that on September 4, 1996 Holder purchased in the open market 24,000 shares of Common Stock at $5 1/16 per share. No other transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING or, (v) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the 60 days preceding the date of this statement.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

        (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Issuer and MKO entered into a stockholders agreement, dated as of June 20, 1996 and amended as of July 25, 1996 (the agreement and the amendment referred together as the "Stockholders Agreement"). Under the Plan persons receiving the Issuer's Common Stock previously owned by MKO will be bound by the terms of the Stockholders Agreement. The terms of the Stockholders Agreement provides for, among other items, the following: registration rights, certain voting restrictions, certain restrictions relating to the solicitations of proxies and tender offers and the granting of certain rights for the calling of meetings for the purpose of holding a vote of stockholders to fill vacancies on the board of directors. The terms of the Stockholders Agreement are set forth in more detail in the exhibits incorporated by reference at Item 7 of this Schedule 13D.


                             Page 7 of 12 Pages

Item 7. Material to be filed as Exhibits.

        1. The Stockholders Agreement, dated as of June 20, 1996, between MK Rail Corporation and Morrison Knudsen Corporation incorporated by reference to exhibits to Form 8-K of MK Rail Corporation dated July 3, 1996.

        2. The First Amendment to the Stockholders Agreement, dated as of July 25, 1996, between MK Rail Corporation and Morrison Knudsen Corporation incorporated by reference to exhibits to Form 8-K of MK Rail Corporation dated September 10, 1996.



                             Page 8 of 12 Pages

                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 1996

                                INTERNATIONALE NEDERLANDEN (U.S.)
                                CAPITAL CORPORATION

                                By:   /s/ Jeffrey D. Fergus
                                   -----------------------------
                                   Name:   Jeffrey D. Fergus
                                   Title:  Senior Vice President



                             Page 9 of 12 Pages

                                 SCHEDULE 1

        Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

        Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

        The business address of each person at Holder and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

        INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION


Directors
- ---------
Name                                    Principal Occupation
- ----                                    --------------------

Lane C. Grijns                          Chairman
J. Clarke Gray                          Treasurer, Senior Managing Director
Timothy Schantz                         Senior Managing Director
Bart J. Staal


Executive Officers
- ------------------

Name                                    Position
- ----                                    --------

Lane C. Grijns                          Chairman
Wietze Prinsen                          President





                             Page 10 of 12 Pages

        Internationale Nederlanden (U.S.) Capital Holdings Corporation


Directors
- ---------
Name                                    Principal Occupation
- ----                                    --------------------

Lane C. Grijns                          Chairman
J.Clarke Gray                           Treasurer, Senior Managing Director
M. Minderhoud
H. Idzerda



Executive Officers
- ------------------

Name                                    Position
- ----                                    --------

Lane C. Grijns                          Chairman
Wietze Prinsen                          President



                                ING BANK N.V.

Executive Officers
- ------------------

Name                                    Position
- ----                                    --------

G.J.A. van der Lugt                     Chairman
J.H.M. Lindenbergh                      Member
C. Maas                                 Member
M. Minderhoud                           Member

Directors
- ---------
                                        Principal Occupation
Name                                    (if other than as indicated above)
- ----                                    ----------------------------------

J. W. Berghuis                          Vice Chairman, Executive Board, Koninklijke
                                           Pakhoed N.V.
J. Kamminga                             Chairman of the Board, MKB Nederland; director of
                                           Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.S. van Royen                        Retired
G. Verhagen                             Retired
P.F. van der Heijden



                             Page 11 of 12 Pages

                                ING GROUP N.V.


Executive Officers
- ------------------
Name                                    Position
- ----                                    --------

A.G. Jacobs                             Chairman
G.J.A. van der Lugt                     Vice Chairman
J.H. Holsboer                           Member
H. Huizinga                             Member
E. Kist                                 Member
J.H.M. Lindenbergh                      Member
C. Maas                                 Member
M. Minderhoud                           Member

Directors
                                Principal Occupation
Name                            (if other than as indicated above)
- ----                            ----------------------------------

L.A.A. van den Berghe           Professor at Erasmus University of Rotterdam,
     (Belgium)                      The Netherlands (Economics and management of
                                    insurance companies)
J.W. Berghuis                   Vice Chairman, Executive Board, Koninklijke
                                    Pakhoed N.V.

J. Kamminga                     Chairman of the Board, MKB Nederland; director
                                    of Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.A. van Royen                Retired
J.J. van Rijn                   Retired
G. Verhagen                     Retired
  Vice Chairman
P.F. van der Heijden
M. Ververs                      Chairman of Executive Board, Wolters Kluwer N.V.
    Vice Chairman





                             Page 12 of 12 Pages